Exhibit 3.3

GREENCITY ACQUISITION CORPORATION (the “Company”)

AMENDMENTS TO THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

Extension Proposal

The Amended and Restated Memorandum and Articles of Association of Greencity Acquisition Corporation shall be amended by deleting Article 48.7 and Article 48.8 in its entirety and replacing it with the following

“48.7     In the event that the Company does not consummate its initial Business Combination by April 28, 2022 (the “Deadline”), the Company may, but is not obliged to, extend the period of time to consummate the Business Combination for a further six (6) months (the “Extension”) to October 28, 2022 (the “Extended Date”), provided that if the Company exercises the Extension, then the founders or their affiliates or designees shall upon five (5) business days advance notice prior to the Deadline, deposit into the Trust account (US$0.33 per non-redeeming share) (the “Top-up Amount”) on or prior to the Deadline.

If the Company does not complete its initial Business Combination by the Extended Date, then the Company shall:

(a)       cease all operations except for the purpose of winding up;

(b)       as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including a pro rata portion of interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members' rights as Members (including the right to receive further liquidation distributions, if any); and

(c)       as promptly as reasonably possible following such redemption, subject to the approval of the Company's remaining Members and the Directors, liquidate and dissolve,

subject in the case of (b) and (c) above to its obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of Applicable Law. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation (as defined in Article 49.5).

48.8     In the event that any amendment is made to this Article that would affect the substance or timing of the Company's obligation to:

(a)       provide for the redemption of the Public Shares in connection with a Business Combination; or

(b)       redeem 100 per cent of the Public Shares if the Company has not consummated a Business Combination by the Extended Date, or such later time as the Members may approve in accordance with the Articles, each holder of Public Shares who is not the sponsor, a founder, officer or director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation (as defined in Article 49.5).”